

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2020

Michael D. Pruitt
Chief Executive Officer
Amergent Hospitality Group, Inc
7621 Little Avenue
Suite 414
Charlotte, NC

> **Re: Amergent Hospitality Group, Inc**
> **Registration Statement on Form 10-12G**
> **Filed April 9, 2020**
> **File No. 000-56160**

Dear Mr. Pruitt:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ruba Qashu